Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Jasper Therapeutics, Inc.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$4,000,009.07	0.0000870	$348.00

Total Transaction Valuation:		$4,000,009.07
Total Fees Due for Filing:				$348.00
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$348.00

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Offering Note(s)

(1)	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 12,345,707 warrants for a purchase price of $0.324 per Warrant, for a transaction valuation of $4,000,009.07. The amount assumes all Warrants will be tendered pursuant to the Offer.